Item 3


ICICI Limited

Performance Review - First quarter ended June 30, 2001: 21% increase in profit to equity holders

The Board of Directors of ICICI at its meeting held in Mumbai today, approved the audited accounts of ICICI (NYSE: IC) for the first quarter ended June 30, 2001 (Q1-2002). The Board also approved the unaudited consolidated accounts under Indian GAAP and considered the unaudited consolidated US GAAP financial statements of ICICI for Q1-2002. In order to facilitate comparison with earlier years, the key highlights of the unconsolidated accounts of ICICI under Indian GAAP are given below.

Results - Indian GAAP

Profit to equity holders (profit after tax less preference dividend payout) increased 21% to Rs. 326 crore in Q1-2002 from Rs. 269 crore in the quarter ended June 30, 2000 (Q1-2001). The profit after tax increased to Rs. 326 crore in Q1-2002 from Rs. 287 crore in Q1-2001.

Business Operations

The period under review was marked by generally lower credit off-take by corporates, and limited project finance opportunities in the absence of new projects. However, ICICI continued to maintain its growth by leveraging its strong corporate relationships and customised financial solutions. ICICI's disbursals increased 6% to Rs. 8,741 crore in Q1-2002 from Rs. 8,240 crore in Q1-2001. Total assets were Rs. 74,751 crore at June 30, 2001, an increase of 14% compared to June 30, 2000. ICICI's client-centric business model has been strengthened by the formation of dedicated relationship groups as part of the recent re-organisation of the wholesale banking business. The newly-created Government & Institutions Group (GIG) has made significant progress in establishing relationships with public sector undertakings, urban local bodies and other government institutions which offer wide-ranging business opportunities. GIG accounted for 13% of ICICI's disbursals for the quarter.

ICICI continues to diversify and de-risk its portfolio by focussing on highly rated clients and structured finance. Disbursals to "A-" and higher rated clients accounted for 92% of ICICI's total disbursals during the quarter.

ICICI's business volumes in retail finance continued to increase, and the ICICI Group today offers automobile finance loans in 72 cities, home loans in 61 cities, consumer durable loans in 26 cities and dealer funding in 29 cities. ICICI is today the largest financier for several leading automobile brands and a key housing finance provider. The ICICI Group's retail finance disbursals increased to Rs. 1,139 crore in Q1-2002 from Rs. 571 crore in Q1-2001. Retail finance disbursals accounted for 13% of total disbursals in Q1-2002 as compared to 7% in Q1-2001.

ICICI continued to unlock value out of its technology-related investments. During Q1-2002, ICICI divested 7.8% in the ICICI Eco-Net Fund in favour of Compaq Corporation for a consideration of US$ 4 million, recording capital gains of Rs. 11 crore.

Despite the high volatility in the equity markets and declining stock indices, ICICI's secondary market equity trading operations resulted in a net gain of Rs. 4 crore. This was achieved through active management of the portfolio and the use of equity derivatives. During the quarter, secondary market equity trading exposure ranged between Rs. 20 crore and Rs. 76 crore. ICICI also outperformed the market indices in its trading operations in government securities.

Asset Quality

ICICI's net NPA ratio was 5.1% at June 30, 2001 and net NPAs outstanding were Rs. 3,007 crore. ICICI has been able to restrict the level of NPAs due to its focussed efforts for recovery from existing NPA cases and increased monitoring of stress cases. The Special Asset Management Group (SAMG) continues to drive ICICI's efforts towards recovery and asset resolution. ICICI has made provisions against NPAs as per the accelerated provisioning policy adopted from FY2001, which achieves a provision cover of 50% against the secured portion of NPAs in three years as against five-and-a-half years mandated by the Reserve Bank of India.

Rapid liberalisation and globalisation has changed the operating environment for Indian companies and necessitated restructuring of operations and credit facilities of some intrinsically viable companies. ICICI has focused on proactive restructuring of such viable companies to maximise their economic value, with appropriate contractual mechanisms to mitigate credit risk and safeguard lenders' interests. The RBI has issued guidelines which provide a strong impetus to proactive and meaningful restructuring. During Q1-2002, ICICI restructured assets aggregating Rs. 1,439 crore and made provisions/ write-offs of Rs. 32 crore against these restructured assets.

Capital Adequacy

ICICI's capital adequacy at June 30, 2001 was 15.1% including Tier-1 capital adequacy of 9.6% and Tier-2 capital adequacy of 5.5% (including revaluation reserve as per the RBI guidelines).

Unaudited Consolidated Accounts under Indian GAAP

Profit after tax increased by 25% to Rs. 371 crore in Q1-2002 from Rs. 297 crore in Q1-2001.

Unaudited Consolidated Accounts under US GAAP

Income before tax and cumulative effect of change in accounting principles increased 21% to Rs. 334 crore (US$ 71 million) in Q1-2002 from Rs. 275 crore (US$ 58 million) in Q1-2001. Net income before cumulative effect of change in accounting principles increased 9% to Rs. 251 crore (US$ 53 million) in Q1-2002 from Rs. 231 crore (US$ 49 million) in Q1-2001. However, adding back the cumulative effect of change in accounting principle amounting to Rs. 126 crore, net income for Q1-2002 is Rs. 377 crore (US$ 80 million).

The balance sheet does not include the deferred tax asset arising out of 'other than temporary' diminution on investments charged to the income statement in prior years. Inclusion of such asset could have a positive impact of upto Rs. 96 crore on stockholders' equity at March 31, 2001. However, the exact amount will be ascertained on evaluation of likely realization of the deferred tax asset by the management. This change will be incorporated in the Form 20-F, as a correction to the financial statements for financial year 2001, to be filed with the Securities Exchange Commission.

Summary Profit and Loss Statement (Indian GAAP)
                                                                      Rs. crore
-------------------------------------------------------------------------------
                                                                 Growth     FY
                                           Q1-2001   Q1-2002        %      2001
-------------------------------------------------------------------------------
Fund based income                           2,001     2,207       10.3%   8,211
-------------------------------------------------------------------------------
Less: Interest and other charges            1,626     1,836       13.0%   6,912
-------------------------------------------------------------------------------
Net fund based income                         375       371       (1.1%)  1,299
-------------------------------------------------------------------------------
Add: Fees and commissions                      98       166       68.8%     522
-------------------------------------------------------------------------------
Net income from operations                    473       537       13.5%   1,821
-------------------------------------------------------------------------------
Less: Operating expenses                       83        78       (6.9%)    337
-------------------------------------------------------------------------------
Profit from operations                        390       459       17.8%   1,484
-------------------------------------------------------------------------------
Less: Provisions and write-offs for
loans & debentures                            115       109       (4.4%)    608
-------------------------------------------------------------------------------
Profit before income from investments
and other income                              275       350       27.1%     876
-------------------------------------------------------------------------------
Add: Dividend income                           51        45      (12.2%)    108
 ------------------------------------------------------------------------------
Add: Gross Capital Gains                        6        43         --      489
-------------------------------------------------------------------------------
Less: Write-down of investments                27        56         --      145
-------------------------------------------------------------------------------
Net capital gains                             (21)      (13)        --      344
-------------------------------------------------------------------------------
Add: Other income                               8         4      (51.9%)     62
-------------------------------------------------------------------------------
Profit before accelerated provisions & tax    313       386       23.0%   1,390
-------------------------------------------------------------------------------
Profit before tax                             313       386       23.0%     577
-------------------------------------------------------------------------------
Less: Provision for tax                        26        60      130.8%      40
-------------------------------------------------------------------------------
Profit after tax                              287       326       13.3%     537
-------------------------------------------------------------------------------
Preference dividend                            18        --         --       18
-------------------------------------------------------------------------------
Profit to equityholders                       269       326       20.7%     519
-------------------------------------------------------------------------------

Summary Balance Sheet (Indian GAAP)
                                                                      Rs. crore
-------------------------------------------------------------------------------
                                          Jun 30,     Jun 30,   Growth   Mar 31,
                                            2000        2001       %       2001
-------------------------------------------------------------------------------
Net loans and debentures                   50,501    57,196      13.3%   56,002
-------------------------------------------------------------------------------
Other Investments                           3,371     4,461      32.4%    4,404
-------------------------------------------------------------------------------
Current assets                              7,123     7,005      (1.6%)   7,583
-------------------------------------------------------------------------------
Leased assets                               3,581     3,954      10.4%    4,069
-------------------------------------------------------------------------------
Other fixed assets                            904     1,804      99.5%    1,042
-------------------------------------------------------------------------------
Miscellaneous expenditure                     350       331      (5.5%)     314
-------------------------------------------------------------------------------
Total assets                               65,830    74,751      13.6%   73,414
-------------------------------------------------------------------------------
Shareholders' equity and reserves           8,303     9,018       8.6%    7,973
-------------------------------------------------------------------------------
Of which: Equity capital                      784       785       0.1%      785
-------------------------------------------------------------------------------
Preference capital                            359       350      (2.4%)     350
-------------------------------------------------------------------------------
Borrowings                                 52,087    60,084      15.4%   59,835
-------------------------------------------------------------------------------
Current liabilities                         5,081     5,299       4.3%    5,256
-------------------------------------------------------------------------------
Total liabilities                          65,830    74,751      13.6%   73,414
-------------------------------------------------------------------------------

Note:

1. Shareholders' equity and reserves includes revaluation reserve of Rs. 720 crore.

2. Provision for taxation for Q1-2002 includes deferred tax provision as per the accounting standard. However, no deferred tax liability relating to earlier years has been created. If such liability was created, the reserves would have been lower by Rs. 339 crore.

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For press queries please call Madhvendra Das at 91-22-653 6124 or email at das@icici.com


For investor queries please call Rakesh Jha at 91-22-653 8902 or Sandeep Guhagarkar at 91-22-653 6157 or email at ir@icici.com

July 27, 2001

END